UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
FORM 6-K
_______________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June, 2023
Commission File Number: 001-38262
_______________
LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: June 28, 2023	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, June 28th, 2023

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

Messrs.
Mercado Abierto Electrónico S.A. (MAE)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with section 2, Chapter I, Title XII of the CNV Rules (2013 revised version).

In this sense, we hereby inform that on June 27th, 2023 InterCement Participações, S.A. (the “Company”), indirect controlling shareholder of Loma Negra C.I.A.S.A., announced the signing of an agreement with Huaxin Cement Co. Ltd. for the selling of its operations in Mozambique and South Africa (the “Africa Business”). This transaction is subject to customary conditions precedent, including, among others, regulatory approvals in China, Mozambique, and South Africa.

The proposed transaction values the Africa Business as an enterprise value of USD265 million. The Company anticipates using the net proceeds from the sale, which will be determined after the customary price adjustments at closing, to repay a portion of its outstanding indebtedness.

Sincerely,

______________________
Marcos Isabelino Gradin
Investor Relations Officer